VITESSE ENERGY, INC.

9200 E. Mineral Avenue, Suite 200

Centennial, Colorado 80112

(720) 361-2500

December 19, 2022

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Timothy Levenberg

Office of Energy & Transportation

Re:	Vitesse Energy, Inc.

Amendment No. 1 to Registration Statement on Form 10-12B

Filed November 25, 2022

CIK No. 0001944558

Ladies and Gentlemen:

Set forth below are the responses of Vitesse Energy, Inc. (“we,” “our” or the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), provided in the Commission’s letter dated on December 12, 2022 with respect to the Company’s Amendment No. 1 to Registration Statement on Form 10-12B, filed with the Commission on November 25, 2022. We are filing this response letter via EDGAR.

In connection with this response letter, the Company has filed Amendment No. 2 to Registration Statement on Form 10-12B (the “Registration Statement”) with the Commission today via EDGAR. The changes reflected in the Registration Statement include those made in response to the Staff’s comments.

For your convenience, we have summarized below in bold type each of the Staff’s comments. The Company’s response to each comment is set forth immediately below the text of each comment. Unless otherwise specified, all page numbers in the Company’s responses below correspond to pages of the preliminary information statement filed as Exhibit 99.1 to the Registration Statement. Terms not otherwise defined in this response letter have the meaning set forth in the Registration Statement.

Amendment No. 1 to Registration Statement on Form 10-12B

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Balance Sheet As of August 31, 2022, page 74

1.

Please clarify for us why you have not given pro forma effect for the elimination of the unit-based compensation liability in Other long-term liabilities, Redeemable Management Incentive Units, and Members’ equity. In addition, your pro forma balance sheet appears to require revision to include separate line items to reflect the issuance of Vitesse common stock and additional paid-in capital as pro forma Spin Transaction Accounting Adjustments, similar to the presentation in your capitalization table on page 67.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 77 to add new Note f) describing the elimination of unit-based compensation liability included in Other long-term liabilities, Redeemable Management Incentive Units and Members’ equity. In addition, line items for common stock and additional paid-in capital were added to the pro forma balance sheet.

2.

Expand your disclosure in pro forma adjustment (c) to clarify where you have accounted for the removal of the members’ equity of Vitesse Oil and issuance of Vitesse Energy common stock as part of the Vitesse Oil acquisition in the pro forma balance sheet.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 77 to reflect the removal of the members’ equity of Vitesse Oil and issuance of common stock as part of the Vitesse Oil acquisition on the pro forma balance sheet. Note c) was expanded and added to the effected line items on the pro forma balance sheet.

Executive Compensation

Historical Compensation Paid or Awarded Under Vitesse Energy Plans and Arrangements, page 129

3.

We note disclosure indicating that i) you will adopt an Employee Compensation Plan that will provide for severance payments to eligible employees upon certain terminations of employment, and that immediately following the Spin-Off, ii) Messrs. Gerrity, Cree and Macosko will each receive an award of time-vested RSUs and iii) Messrs. Gerrity and Cree will each receive payment of their earned but unpaid annual bonus for the fiscal year 2022. Please clarify for us why these items are not given pro forma effect in your pro forma financial statements.

RESPONSE: In response to the Staff’s comment ii), the Company has revised the disclosure on pages 73, 75 and 77 to add new Note g) reflecting the issuance of time-vested RSUs in the pro forma financial statements. In response to the Staff’s comment i), the severance policy under the Employee Compensation Plan (which is now being referred to as the Employee Severance Plan) will have no impact on the pro forma financial statements. In response to the Staff’s comment iii), the unpaid annual bonus for the fiscal year 2022 has already been reflected in historical financial statements and would have no impact on the pro forma financial statements with respect to the Spin-Off.

Certain Relationships and Related Party Transactions

Separation and Distribution Agreement, page 136

4.

We note your response to prior comment 24 from our letter dated September 27, 2022 and re-issue it in part. We note the disclosure that under the Separation and Distribution Agreement, you and Jefferies agree to provide cross-indemnification provisions principally designed to place financial responsibility for the liabilities of your business with you and financial responsibility for obligations and liabilities of Jefferies’ business (other than your business) with Jefferies. Please revise to expand your disclosure to describe the material indemnification provisions under the Separation and Distribution Agreement.

RESPONSE: In response to the Staff’s comment, the Company has expanded the disclosure on pages 137-38 to describe the material indemnification provisions under the Separation and Distribution Agreement.

Transitional Equity Award Adjustment Plan, page 138

5.

Please clarify for us how you will account for the equity awards being adjusted into equity incentive awards pursuant to the Transitional Plan and whether or not these adjusted awards have been given pro forma effect in your pro forma financial statements.

RESPONSE: The equity awards being adjusted into equity incentive awards pursuant to the Transitional Plan will result in no compensation expense within the Company’s financial statements and will have no impact to the major captions of the financial statements of the Company. Accordingly, no pro forma effect for the adjustments to the incentive awards subject to the Transitional Plan have been reflected in the pro forma financial statements.

To provide additional clarification as requested by the Staff, the Transitional Plan relates to certain compensatory equity awards granted by Jefferies Financial Group Inc. (“Jefferies”) to certain of its employees and members of its board of directors under various incentive compensation plans. The Transitional Plan does not relate to any employees of the Company, and no awards under the various incentive plans of Jefferies have been granted to Company employees.

The Jefferies incentive awards are equity classified and are within the scope of ASC 718, Compensation-Stock Compensation. In accordance with the definition of an equity restructuring in ASC 718-20, a spin-off constitutes an equity restructuring, and changes to equity instruments within the scope of ASC 718 as a result of an equity restructuring represent modifications. Therefore, under ASC 718 the Jefferies incentive awards as noted within the Transitional Plan will be deemed to be modified at the time of the Spin-Off. These awards include a nondiscretionary anti-dilution provision that requires Jefferies to make the holders of the incentive awards whole in the event of a spin-off.

The application of the non-discretionary anti-dilution provision will result in the issuance of Company stock option awards, Company restricted stock unit awards, and Company performance stock unit awards to existing employees and members of the board of directors of Jefferies that have provided services to Jefferies and, for some awards, will be required to continue to provide services to Jefferies after the Spin-Off, to earn the awards. While no explicit guidance appears in ASC 718 on the accounting for a modification in a spin-off transaction, the remaining compensation cost in the Spin-Off related to the Jefferies incentive awards (and the incremental compensation cost associated with the modified awards, if any) should properly be recognized by Jefferies as the employees and members of the board of directors of Jefferies are providing services to Jefferies to earn the portion of the incentive awards for which expense has not yet been recognized.

This approach was supported by the FASB at its September 1, 2004 meeting when it reached the following conclusion about spin-off transactions:

In connection with a spinoff transaction and as a result of the related modification, employees of the former parent may receive unvested equity instruments of the former subsidiary, or employees of the former subsidiary may retain unvested equity instruments of the former parent. The Board decided that, based on the current accounting model for spinoff transactions, the former parent and former subsidiary should recognize compensation cost related to the unvested modified awards for those employees that provide service to each respective entity. For example, if an employee of the former subsidiary retains unvested equity instruments of the former parent, the former subsidiary would recognize in its financial statements the remaining unrecognized compensation cost pertaining to those instruments. In those cases, the former parent would recognize no compensation cost related to its unvested equity instruments held by those former employees that subsequent to the spinoff provide services solely to the former subsidiary. [Emphasis added]

While this guidance was not included in FASB Statement No. 123(R) as issued, the rationale for the FASB’s conclusion above remains appropriate and is consistent with the accounting model prior to FASB Statement No. 123(R) referenced by the Board above.1

In summary, the awards modified in conjunction with the Spin-Off transaction as a result of a nondiscretionary anti-dilution provision that required Jefferies to make the employees and members of the board of directors whole through obtaining awards of the Company’s stock should properly continue to be accounted for as compensation within Jefferies’ financial statements because (1) the changes made to the awards were a direct result of a spin-off, (2) the modification was required to make the employees and members of the board of directors of Jefferies whole such that they remained in substantially the same position as before the Spin-Off and (3) no modifications resulting in incremental fair value were made to the awards besides being granted using the Company’s stock.

[1]	FASB Interpretation 44, Accounting for Certain Transactions involving Stock Compensation—an interpretation of APB Opinion No. 25, issued in March of 2000.

Other Transactions and Relationships with Related Persons, page 139

6.

As it relates to the equity awards held by Brian Friedman, we note the following disclosure: “However, all compensation expense relating to the adjustment to Jefferies equity awards by issuance of Vitesse equity awards is borne by Jefferies and not by Vitesse.” Please clarify the accounting for these awards and explain whether the financial statements of Vitesse will consider the compensation expense for these adjusted awards. As part of your response, tell us whether the awards have been given pro forma effect in your pro forma financial statements.

RESPONSE: In response to the Staff’s comment, the Company directs the Staff to our response to comment 5 immediately above. The equity awards held by Brian Freidman referred to on page 141 are subject to the Transitional Plan discussed on page 140. As we note above, the adjustments to the Jefferies incentive awards will have no impact to the major captions of the financial statements of the Company, and accordingly no pro forma effect for the adjustments to the Jefferies incentive awards have been reflected in the pro forma financial statements.

7.

We note new disclosure indicating that, in connection with the termination of the Employee Participation Plan, Vitesse Energy expects to repurchase working interests from EPP Participants. Please clarify for us why this repurchase is not given pro forma effect in your pro forma financial statements.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 77 to add Note h) disclosing that as of November 30, 2022 we have terminated the Employee Participation Plan and reflecting the impact on the pro forma balance sheet. Please note that the impact on the pro forma statements of operations was deemed to be immaterial.

Recent Sales of Unregistered Securities, page 146

8.	Please clarify for us why the transfer of Vitesse Energy MIUs and Vitesse Oil MIUs are not given pro forma effect in your pro forma financial statements.

RESPONSE: In response to the Staff’s comment and as noted in the response to comments 1 and 3 above, the Company has revised the disclosure on pages 74 and 77 to add Note f) describing the elimination of the unit-based compensation liability and Redeemable Management Incentive Units which relate to the Vitesse Energy MIUs. The Vitesse Oil MIUs had no value in the historical financial statements of Vitesse Oil and are expected to have no value when settled as part of the Pre-Spin-Off Transactions. As a result, the Company has also revised the Registration Statement to remove references to the exchange of Vitesse Oil MIUs for shares of the Company’s common stock.

* * * * *

If you have any questions or comments with respect to the foregoing or if any additional supplemental information is required by the Staff, please do not hesitate to contact the undersigned at (720) 361-2500 or Michael Swidler of Baker Botts L.L.P. at (212) 408-2511.

Yours truly,

VITESSE ENERGY, INC.

/s/ Brian Cree
Brian Cree
President

cc: Michael Swidler, Baker Botts L.L.P.